Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), October 24, 2019

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30 issued by the Commission for the Financial Market:

On the date hereof, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of two series of “sustainable” bonds (i.e., related to environmental and social projects) that will be issued in the international capital markets on October 29, 2019; one series with maturity on January 29, 2030 (the “10-year term Series”) and the other with maturity on January 29, 2050 (the “30-year term Series”).

The amount of the issuance for the 10-year term Series is US$500,000,000, as well as for the 30-year term Series, which amount is also US$500,000,000, being the total amount of the issuance US$1,000,000,000. The interest rate is 4.20% per annum for the 10-year term Series and 5.15% per annum for the 30-year term Series. The principal shall be paid on the respective maturity dates of the above-mentioned series of bonds, while interest shall be paid semi-annually.

The funds resulting from the issuance will be used for the following:

1.- To partially finance the project for the modernization and expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA Project).

2.- To pay the repurchase price of (i) bonds issued by the Company at a rate of 5.000% due 2021 and (ii) bonds issued by Arauco at a rate of 4.750% due 2022; that were validly tendered by the bondholders of such securities and which repurchase was accepted by Arauco, all by virtue of the tender offers that the Company has carried out in the past few days. An amount of approximately US$175,000,000 will be allocated to such repurchases.

3.- For other capital management activities of the Company, with the remainder to be held in cash and/or cash equivalents and/or invested in other short-term liquid investments.

As mentioned, the bonds to be issued are classified as “sustainable” since, regardless of the use of proceeds described in the preceding paragraph, Arauco will allocate an amount equivalent to the resources obtained from such issuance and placement to finance or refinance, in whole or in part, one or more green (environmental) and social projects selected for the purposes of the issuance in accordance with the Sustainability Bond Framework to be adopted by the Company and to be published on its website.

The above-mentioned green and social projects may include (i) projects with disbursements made within 36 months preceding the proposed bonds issuance and (ii) projects with disbursements to be made after the referred issuance and up to the maturity date of the bonds.

The copy of the contracts that shall govern the placement, as well as the laws and regulations of the United States of America that govern these matters, will be sent to you as soon as they become available.

We estimate that the information contained herein should have positive economic effects for the Company in the future, although they are not yet quantifiable.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

The bonds will not be or have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Therefore, the bonds may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.